BUTTERFIELD TO ACQUIRE DEUTSCHE BANK’S BANKING AND CUSTODY BUSINESS IN THE CAYMAN ISLANDS AND CHANNEL ISLANDS

HAMILTON, BERMUDA - [15 FEBRUARY 2018]: The Bank of N.T. Butterfield & Son Limited (“Butterfield”) (NYSE: NTB | BSX: NTB.BH) today announced that it has entered into an agreement to acquire Deutsche Bank’s banking and custody business in the Cayman Islands, Jersey and Guernsey, which provides services primarily to financial intermediaries and corporate clients. Terms of the agreement were not disclosed.
As it seeks to make its operations simpler and more efficient, Deutsche Bank has made a strategic decision to sell its banking and custody business in the Cayman Islands and Channel Islands, and will refer its clients to Butterfield to which they will have the opportunity to transfer their banking relationships. Butterfield, a leading offshore bank and trust company that has operated in Cayman and Guernsey for over 50 years and 45 years, respectively, will work closely to with Deutsche Bank to effect a smooth transition of accounts and services.
To assist with the transition, as well as the ongoing management and growth of the acquired business, Butterfield intends to offer positions to a majority of those Deutsche Bank employees available to transfer along with the acquired business. This includes employees in Mauritius who provide operations and support services to the Cayman and Channel Islands banking and custody businesses.
Butterfield previously announced (in October 2017) that it had reached an agreement to acquire Deutsche Bank’s Global Trust Solutions business with operations in the Cayman Islands, Switzerland, Guernsey, Singapore and Mauritius.
Commenting on the planned acquisitions of the Deutsche Bank businesses, Michael Collins, Butterfield’s Chairman and Chief Executive Officer said, “Butterfield is focused on building shareholder value through both organic growth and the acquisition of businesses that fit our core banking, wealth management and trust competencies in high quality offshore markets. The acquisition of Deutsche Bank’s Global Trust Solutions business announced in October will provide Butterfield with a Singapore trust company. We have long had an interest in establishing operations in Singapore to support the growth of our legacy Trust business in Asia. And with this banking transaction, we will gain a presence in Jersey to complement our existing Guernsey-based Channel Islands bank, giving us increased scale and the opportunity to realise operational economies in the region.”
“We look forward to welcoming Deutsche Bank’s clients to Butterfield, along with the employees who are familiar with their accounts, and we are committed to ensuring that their transition to Butterfield is straightforward and seamless.”

Fabrizio Campelli, Global Head of Deutsche Bank Wealth Management, said: “We are continuing to simplify our organisation and make our business more efficient for the benefit of our clients. This transaction represents another important milestone in repositioning Wealth Management for growth in our core markets.”
The transaction is expected to close in stages during 2018, subject to all regulatory approvals and other customary closing conditions.
-ENDS-

Forward-Looking Statements:
This News Release contains forward-looking statements, including with respect to the acquisition of Deutsch Bank’s custody and banking business in the Cayman Islands and Channel Islands. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “plan,” and “will” or, in each case their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, actual events may differ materially from those expressed in or suggested by the forward-looking statements. Any forward-looking statement made by Butterfield in this News Release speaks only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Butterfield to predict these events or how they may affect it. Butterfield does not intend to update any forward-looking statements after the date hereof, except as required by law.

NOTES TO EDITORS:

About Butterfield
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda and the Cayman Islands, where our principal banking operations are located; and The Bahamas, Switzerland, Guernsey and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

About Deutsche Bank Wealth Management division
With client assets of more than EUR 300 billion (as at 31 December2017), Deutsche Bank’s Wealth Management business is one of the largest wealth managers worldwide. It offers clients a broad range of traditional and alternative investment solutions, as well as comprehensive advice on all aspects of Wealth Management.

Media Relations Contacts:

Butterfield:                        Deutsche Bank:
Mark Johnson                        Adrian Cox
Vice President, Group Head of Communications        Head of Communications
The Bank of N.T. Butterfield & Son Limited            Deutsche Bank Wealth Management
Phone: +1 (441) 299 1624                Phone : +44 20 754 17775
Cellular: +1 (441) 524 1025
Fax: +1 (441) 295 3878
E-mail: mark.johnson@butterfieldgroup.com            E-mail : adrian.cox@db.com